Issuer Free Writing Prospectus filed pursuant to Rule 433

supplementing the Preliminary Prospectus Supplement dated

June 13, 2013 and the Prospectus dated June 3, 2013

Registration No. 333-189023

PRICING TERM SHEET

EPR PROPERTIES

$275,000,000 5.250% Senior Notes due 2023

This term sheet supplements the information set forth in the Issuer’s Preliminary Prospectus Supplement dated June 13, 2013 and the Prospectus dated June 3, 2013.

Issuer:	EPR Properties

Guarantors:	Each subsidiary of the Issuer that is a guarantor of its unsecured revolving credit facility, its unsecured term loan facility and its existing 7.750% Senior Notes due 2020 and 5.750% Senior Notes due 2022.

Aggregate Principal Amount:	$275,000,000

Expected Ratings* (Moody’s/S&P/Fitch):	Baa2 (stable) / BB+ (stable) / BBB- (stable)

Final Maturity Date:	July 15, 2023

Public Offering Price:	99.546%, plus accrued and unpaid interest, if any, from June 18, 2013

Coupon:	5.250%

Yield to Maturity:	5.308%

Benchmark Treasury:	1.750% due May 15, 2023

Benchmark Treasury Yield:	2.183%

Spread to Benchmark Treasury:	T+312.5 bps

Interest Payment Dates:	July 15 and January 15 of each year, commencing January 15, 2014

Optional Redemption:	The redemption price for notes that are redeemed will be equal to (i) 100% of their principal amount, plus accrued and unpaid interest, up to, but excluding, the date of redemption, plus (ii) a make-whole premium (T+50 bps). If redeemed on or after 90 days prior to the maturity date, the redemption price for notes that are redeemed will be 100% of their principal amount, plus accrued and unpaid interest, up to, but excluding, the date of redemption.

Joint Book-Running Managers:	J.P. Morgan Securities LLC Citigroup Global Markets Inc. RBC Capital Markets, LLC

Joint Lead Managers:	Barclays Capital Inc. KeyBanc Capital Markets Inc.

Co-Managers:	U.S. Bancorp Investments, Inc. UMB Financial Services, Inc.

CUSIP / ISIN:	26884U AA7 / US26884UAA79

Denominations:	$2,000 x $1,000

Trade Date:	June 13, 2013

Settlement Date:	June 18, 2013 (T+3)

Form of Offering:	SEC Registered (Registration No. 333-189023)

Net Proceeds:	Approximately $270,664,000, after deducting the underwriting discount and estimated offering expenses.

Use of Proceeds:	The Issuer intends to use the net proceeds from this offering (i) to repay approximately $90.9 million Canadian dollars ($89.5 million U.S. based on a conversion rate of 0.9843 as of March 31, 2013) of outstanding fixed rate mortgage debt secured by its four entertainment retail centers located in Ontario, Canada, (ii) to repay approximately $56.7 million of outstanding fixed rate mortgage debt secured by its entertainment retail center located in New Rochelle, New York, (iii) to pay costs associated with the early repayment of such mortgage debt, (iv) to repay the outstanding principal balance of its unsecured revolving credit facility and (v) for general business purposes, which may include funding the acquisition, development or financing of properties, including the potential acquisition of a company that indirectly owns 11 theatre properties as described in the Preliminary Prospectus Supplement. Pending application of any portion of the net proceeds from this offering to the uses described above, the Issuer may invest such proceeds in interest-bearing accounts and short-term interest-bearing securities which are consistent with its qualification as a REIT under the Internal Revenue Code of 1986, as amended.

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Capitalization:

The following replaces the section titled “Capitalization” in its entirety and supersedes the information in the Issuer’s Preliminary Prospectus Supplement dated June 13, 2013:

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CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of March 31, 2013 on an actual basis and on an as adjusted basis, to give effect to the sale of the notes offered hereby and the application of the net proceeds thereof as described under “Use of proceeds” (other than with respect to any potential acquisitions). This information should be read in conjunction with, and is qualified in its entirety by, the consolidated financial statements and schedules and notes thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in our Quarterly Report on Form 10-Q for the quarter ended March 31, 2013, incorporated by reference in this prospectus supplement.

	As of March 31, 2013
	Actual	As adjusted
(Dollars in thousands)	(unaudited)

Cash, cash equivalents and restricted cash(1)	$44,377	$109,817

Debt:
Unsecured revolving credit facility(1)	59,000	—
Unsecured term loan credit facility	255,000	255,000
7.750% Senior Notes due 2020	250,000	250,000
5.750% Senior Notes due 2022	350,000	350,000
5.250% Senior Notes due 2023 offered hereby	—	275,000
Other long-term debt(2)	469,392	323,168

Total debt	1,383,392	1,453,168
Shareholders’ equity:
EPR Properties shareholders’ equity	1,457,128	1,457,128
Noncontrolling interests	377	377

Total shareholders’ equity(3)	1,457,505	1,457,505

Total capitalization	$2,840,897	$2,910,673

(1)	We intend to use the proceeds of this offering remaining after repayment of certain fixed rate mortgage debt to repay the outstanding principal balance of our unsecured revolving credit facility. At June 12, 2013, we had approximately $128.0 million of indebtedness outstanding under our unsecured revolving credit facility. The cash, cash equivalents and restricted cash as adjusted number as of March 31, 2013 reflects repayment of $59.0 million outstanding under the revolving credit facility as of March 31, 2013.
(2)	Other long-term debt includes certain fixed rate mortgage debt that we expect to repay with a portion of the net proceeds of this offering. We intend to use a portion of the net proceeds from this offering to repay approximately $90.9 million CAD ($89.5 million U.S. based on a conversion rate of 0.9843 as of March 31, 2013) of outstanding fixed rate mortgage debt secured by our four entertainment retail centers located in Ontario, Canada, to repay approximately $56.7 million of outstanding fixed rate mortgage debt secured by our entertainment retail center located in New Rochelle, New York, and to pay costs associated with the early repayment of such mortgage debt. At June 12, 2013, the outstanding principal balance of the fixed rate mortgage debt secured by our four entertainment retail centers located in Ontario, Canada was $89.5 million CAD ($87.7 million U.S. based on a conversion rate of 0.9802 as of June 12, 2013). At June 12, 2013, the outstanding principal balance of the fixed rate mortgage debt secured by our entertainment retail center located in New Rochelle, New York was $56.4 million. Other long-term debt excludes costs associated with the early repayment of this mortgage debt.
(3)	Total shareholders’ equity excludes issuances under our Dividend Reinvestment and Direct Share Purchase Plan made subsequent to March 31, 2013.

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The Issuer has filed a registration statement (including the Prospectus dated June 3, 2013 and the Preliminary Prospectus Supplement dated June 13, 2013) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the Prospectus, the Preliminary Prospectus Supplement and other documents the Issuer has filed with the SEC for more complete information about the Issuer, the guarantors and this offering. You may obtain these documents for free by visiting EDGAR on the SEC Web site at http://www.sec.gov. Alternatively, the Issuer, the guarantors, any underwriter or any dealer participating in the offering will arrange to send you the Prospectus and the Preliminary Prospectus Supplement if you request it by contacting J.P. Morgan Securities LLC, by telephone at (212) 834-4533; Citigroup Global Markets Inc., by telephone at (800) 831-9146 or by email at batprospectusdept@citi.com; and RBC Capital Markets, LLC by telephone at (866) 375-6829 or by e-mail at rbcnyfixedincomeprospectus@rbccm.com.